

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

John Pisaris
General Counsel
Inuvo, Inc.
500 President Clinton Ave., Suite 300
Little Rock, AR 72201

　　　　Re:　Inuvo, Inc.
　　　　　　Form 8-K
　　　　　　Exhibit No. 10.1
　　　　　　Filed November 16, 2020
　　　　　　File No. 001-32442

Dear Mr. Pisaris:

　　　　We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

　　　　　　　　Sincerely,

　　　　　　　　Division of Corporation Finance